FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of: June 22, 1998


NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 22, 1998

NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary



	News Release

For immediate release

Trading Symbol:	NCT        Contact:John Sadler
Exchange Listings:	Toronto	        Executive Vice President
                  	Montreal       	Corporate Affairs
                  	New York	       (416) 594-2400

Newcourt names William Farlinger to its Board of Directors

TORONTO, June 22, 1998 - Newcourt Credit Group announced today the appointment of William (Bill)
Farlinger to its Board of Directors.

Mr. Farlinger is the Chairman of Ontario Hydro, one of North America's largest utilities. Highly respected throughout the business community, Mr.
Farlinger is a member of the Board of Directors of Cara Operations Limited, Laidlaw Inc. and
Manulife.

"Bill's diverse experience, good business judgement and reputation for no-nonsense propriety make him an attractive addition to Newcourt's Board of Directors," said David Banks,
Chairman of Newcourt. "We welcome him to the Board and look forward to many years of solid contribution."

Newcourt is one of the world's leading sources of asset-based financing serving the corporate, commercial and institutional markets with owned and managed assets of $31.9 billion and a global distribution capability in 24 countries.

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